April 30, 2023

FORM C-AR

CB Food Company, Inc.



This From C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by CB Food Company, Inc., a Delaware Corporation ("Cool Beans" or the "Company" as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.eatcoolbeans.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made by the Company in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason or to conform these statements to actual results or to changes in our expectations.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company

CB Food Company, Inc. ("Cool Beans" or the "Company") is plant based frozen food company selling burritos through grocery retailers and online channels. The Company incorporated in Delaware as a Corporation on May 21, 2018.

The Company is located at 230 Northgate Street, PO Box 384, Lake Forest, IL 60045.

The Company's website is https://www.eatcoolbeans.com.

The Company conducts business in Illinois and sells products through grocery retailers and the internet throughout the United States.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is not yet profitable and therefore is reliant on raising additional capital from investors in order to continue operations.

The Company has not reached profitability and therefore needs to raise additional equity capital to fund operations until reaches profitability. There is no guarantee that the Company will be able to continue to raise equity or debt capital to fund further cash flow shortfalls, in the event the Company's products, operations or market segment becomes less desirable to investors.

The Company could be adversely affected by an economic or financial downturn or significant inflation.

The recent downturn in the stock market and overall inflation fears, has slowed the rate of investment of venture capital companies into emerging growth companies, including branded food companies. Additionally, the Company could enter a recession due to the Federal Reserve monetary policy which could further limit venture capital investment. While the Company has mostly raised capital from insiders, angel investors and small institutions, to meet growth prospects, the Company did anticipate raising capital from venture capital investors in 2023 or 2024. Given the downturn in venture capital funding, there is not guarantee that the Company will be able to raise capital from these sources in the future further limiting the ability to fund future operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance which could impair operations or our financial position.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications. The availability of information on social media platforms is virtually immediate, as is its impact. Information posted may be averse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction*.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect our customers, our business and our results of operations.

COVID-19 resulted in the temporary closure of many offices and also a surge in grocery sales for people working from home. As a result, during 2020 and 2021, many grocery retailers were bringing in fewer new products as they were trying to keep up with the demand for existing products. Since that time, new store placements for emerging companies have recovered, but a resurgence of the pandemic or a new variant, could result in a future slowdown of new store placements by retailers. Without gaining more new store placements at grocery retailers, the Company's growth prospects.

Another significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects including being unable to raise additional capital.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

Cool Beans is a frozen plant-based food company that focuses on using whole food ingredients that are minimally processed. The Company's first product line are frozen burritos with 5 different flavors. Each burrito is vegan and gluten free and contains just legumes, vegetables, whole grains and spices.

Business Plan

While most other plant-based food companies use highly processed alternative meats and alternative cheeses in their products, Cool Beans takes an alternative approach focused on nutrition by using whole food ingredients. The Company's products are vegan certified and made with gluten free ingredients.

The Company's first product line, frozen burritos, uses a simple formula combining a legume, a few vegetables, a whole grain and an international spice blend. The products are both delicious and nutritious. The Company's products are sold through grocery retailers across the US. At the end of 2022, Cool Beans was carried in about 1,100 grocery stores.

The Company's Products and/or Services

Cool Beans started with a product line of plant-based frozen burritos made from whole food ingredients. While most of the plant-based market utilize highly processed fake meat and fake cheese products, the Company's products are minimally processed and use whole food ingredients, the filling contain just legumes, vegetables, whole grains and spices. All of the Company's products are vegan certified and use gluten free ingredients.

The Company's first product line is frozen burritos and provide better nutritional value that most of its competitors. Each burrito is between 230 and 270 calories, has 3-5 grams of fiber, 5-6 grams of protein and little or no saturated fat. Most competitors cook a stew that is then cooled before being rolled into burritos. However, Cool Beans product is cold blended whereby the product is not cooked prior to blending. As such, they are minimally processed, and the consumer actually cooks the product in the microwave or oven in their home. This creates a better texture and taste experience, and you can actually see the whole ingredients when you cut open a Cool Beans burrito.

The Company's products are manufactured by a food processor in Cleveland, OH that specializes in handheld food product. The ingredients are sourced from third parties by the food processor as they can buy in larger quantities than Cool Beans could. The gluten free tortillas are also made in an in-house bakery by the food processor.

Immediately upon filling and hand-rolling the burritos, they run through a quick-freezing process, then run through a flow wrapper to seal them in protective film. The burritos are placed in a case of 12 units and a case label is applied to create an easy to display case for grocery merchandising in the freezer section.

Finished cases are stacked on pallets and moved to a nearby warehouse where the Company has contracted for warehouse space.

The Company currently has 5 different burrito flavors that internationally inspired and outlined below:

Sesame Ginger - A blend of Eastern flavor traditions in every bite, Sesame Ginger tosses bright vegetables and a hint of ginger in toasted sesame oil.

Nutrition Facts	Amount/serving	% DV	Amount/serving	% DV
Serving size 1 wrap (156g)	Total Fat 7g	9%	Total Carb. 41g	15%
	Sat. Fat 0g	0%	Dietary Fiber 3g	11%
	Trans Fat 0g		Total Sugars 3g	
	Cholesterol 0mg	0%	Incl. 0g Added Sugars	0%
Calories per serving 250	Sodium 730mg	32%	Sugar Alcohol 2g	
			Protein 7g	9%
	Vitamin D 0% • Calcium 4% • Iron 15% • Potassium 8%			

Tikka Masala - A nod to India's diverse cuisine, Tikka Masala blends traditional Indian-style spices and coconut milk for a rich and aromatic flavor that's sweet meets peppery.

Nutrition Facts	Amount/Serving	% Daily Value*	Amount/Serving	% Daily Value*
Serving size 1 wrap (156g)	Total Fat 8g	10%	Total Carbohydrate 45g	16%
	Saturated Fat 1.5g	8%	Dietary Fiber 4g	14%
	Trans Fat 0g		Total Sugars 4g	
	Cholesterol 0mg	0%	Includes 1g Added Sugars	2%
Calories per serving 270	Sodium 520mg	23%	Sugar Alcohol 2g	
			Protein 6g	9%
	Vitamin D 0% • Calcium 2% • Iron 15% • Potassium 6%			

Spicy Chipotle - Like the heat of the Mexican sun, Spicy Chipotle offers bold, smoky flavor thanks to a mix of veggies a kick of poblano chili peppers.

Nutrition Facts	Amount/Serving	% Daily Value*	Amount/Serving	% Daily Value*
Serving size 1 wrap (156g)	Total Fat 6g	8%	Total Carbohydrate 48g	17%
	Saturated Fat 0g	0%	Dietary Fiber 5g	18%
	Trans Fat 0g		Total Sugars 3g	
	Cholesterol 0mg	0%	Includes 1g Added Sugars	2%
Calories per serving 250	Sodium 670mg	29%	Sugar Alcohol 2g	
			Protein 6g	9%
	Vitamin D 0% • Calcium 0% • Iron 15% • Potassium 8%			

Tuscan Basil - Reminiscent of classic Italian meals, Tuscan Basil combines tomatoes, basil and roasted garlic for simple yet vibrant eating.

Nutrition Facts	Amount/serving	% DV	Amount/serving	% DV
Serving size 1 wrap (156g)	Total Fat 6g	8%	Total Carb. 43g	16%
	Sat. Fat 0g	0%	Dietary Fiber 5g	18%
	Trans Fat 0g		Total Sugars 3g	
	Cholesterol 0mg	0%	Incl. 1g Added Sugars	2%
Calories per serving 240	Sodium 720mg	31%	Sugar Alcohol 2g	
			Protein 6g	9%
	Vitamin D 0% • Calcium 4% • Iron 15% • Potassium 10%			

Moroccan Gold - Inspired by outdoor spice markets, Moroccan Gold weaves a unique tapestry of bold flavors and distinctive textures.

Nutrition Facts	Amount/Serving	% Daily Value*	Amount/Serving	% Daily Value*
Serving size 1 wrap (156g)	Total Fat 5g	6%	Total Carbohydrate 46g	17%
	Saturated Fat 0g	0%	Dietary Fiber 4g	14%
	Trans Fat 0g		Total Sugars 3g	
	Cholesterol 0mg	0%	Includes 1g Added Sugars	2%
Calories per serving 250	Sodium 580mg	25%	Sugar Alcohol 2g	
			Protein 6g	9%
	Vitamin D 0% • Calcium 8% • Iron 10% • Potassium 8%			


COOL BEANS
SESAME GINGER
PLANT-BASED WRAP | GLUTEN FREE | HEAT & EAT
Edamame
Carrots
Brown Rice
Red Bell Pepper
Sesame Ginger Sauce
COOL BEANS
TIKKA MASALA
PLANT-BASED WRAP | GLUTEN FREE | HEAT & EAT
Riced Cauliflower
Green Peas
Blonde Chickpeas
Jasmine Rice
Tikka Masala Seasoning
COOL BEANS
SPICY CHIPOTLE
PLANT-BASED WRAP | GLUTEN FREE | HEAT & EAT
Corn
Black-Eyed Peas
Brown Rice
Chipotle Seasoning
Poblano Chili Peppers
COOL BEANS
TUSCAN BASIL
PLANT-BASED WRAP | GLUTEN FREE | HEAT & EAT
Tomato
White Beans
Quinoa
Spinach
Basil & Garlic
COOL BEANS
MOROCCAN GOLD
PLANT-BASED WRAP | GLUTEN FREE | HEAT & EAT
Sweet Potato
Red Kidney Beans
Golden Millet
Tomato
Moroccan Seasoning

Competition

The Company competes against other frozen handheld brands that offer either meat based or plant-based handheld products. The largest player in the industry is Hot Pockets (owned by Nestle) which sells in conventional grocery stores across the US. In the burrito sector, the Company's nearest competitors in the plant-based sector include Amy's Kitchen (private) and Sweet Earth Foods (owned by Nestle), however both of these competitors contain dairy in most of their products, so they are not vegan certified. Other competitors, both meat and plant-based include Red's All Natural (private), Alpha Foods (private), Good Foods Made Simple (private) and El Monterey (private).

Indirectly, the Company also competes with other companies offering frozen plant-based meals such as Beyond Meat (public), Wicked Kitchen (private), Impossible Foods (private), Morningstar Farms (owned by Kellogg's) and Gardein (owned by ConAgra).

Customer Base

The Company primarily distributes its products through the two largest natural foods distributors; KEHE and UNFI. However, while the distributors are Cool Beans customers, the Company ultimately is selling the products to grocery retailers who buy through these distributors. Cool Beans burritos are sold in over 1,100 stores nationwide including several chains such as Sprouts Farmers Markets, Harris Teeter, Safeway (Northern California) and Whole Foods Markets (NYC metro area).

Supply Chain

The Company stores its products in a warehouse in Cleveland, OH near its manufacturing partner's facility. The Company sells its products both through the two main natural products distributors, KEHE and UNFI, and also sells them directly to certain retailers or online retailers.

KEHE and UNFI pick-up products at the Cleveland warehouse where the Company keep its products. KEHE and UNFI operate their own distribution system for smaller brands. For direct customers, the Company arranges transportation for orders and ships the product to the customers distribution centers.

Intellectual Property

Cool Beans owns the trademark for our name in the frozen aisle for dinner and snack items.

Application or Registration #	Title	Description	File Date	Grant Date	Country
6004270	Name	Trademark	11/21/2018	3/03/2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
D. Tyler Mayoras	Co-CEO and CoFounder	Co-CEO, CB Food Company, Inc. Operating Partner, Beyond Impact Fund Principal, Advantage Capital (until 2020)	BA University of Illinois MBA Northwestern University
Michael Brennan	Co-CEO and CoFounder	Co-CEO, CB Food Company, Inc. COO, Farmers Fridge (until 2021)	BA University of Illinois MBA Northwestern University
Caryn Rowe Africk	CoFounder and Head of Sales & Marketing	CoFounder, CB Food Company, Inc. Head of Meal Kit Development, Peapod (until 2020)	BA University of Michigan
Mark Doskow	CoFounder and General Manager	CoFounder, CB Food Company, Inc. CoFounder & COO, Beyond Brands	BA Skidmore College

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no full-time employees, but 5 contract employees that each contribute different skill sets to the operations of the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 14,000,000 shares of common stock, par value $0.01 per share (the "**Common Stock**")

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Authorized	14,000,000
Amount Outstanding	8,697,777
Par Value Per Share	$0.01
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	45.7%

Outstanding Debt

As of the date of this Form C-AR, the Company has $2.495,000 of convertible notes outstanding that convert into equity at valuation caps ranging from $2,000,000 to $6,000,000. The Company also has a SAFE outstanding of $64,011 associated with the Republic raise.

Ownership

The table below lists the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of current voting power, are listed along with the amount they own. However, this ownership is before the conversion of the outstanding convertible debt which would convert at the time of the Series A raise or a change of control transaction.

Name	Amount and Type or Class Held	Percentage Ownership
D Tyler Mayoras entities	4,299,683 shares of Common Stock	49%
Brennan Family Investment Trust (Michael Brennan)	3,918,730 shares of Common Stock	45%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

CB Food Company, Inc. (the "**Company**") was incorporated on May 21, 2018, under the laws of the State of Delaware, and is headquartered in Lake Forest, IL.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022, and 2021, the Company had $88,013 and $72,342 of cash on hand, respectively.

As of April 30, 2022, the Company had an aggregate of $75,000 in cash and cash equivalents, leaving the Company with approximately 3 months of runway.

Liquidity and Capital Resources

On July 14, 2022, the Company conducted an offering pursuant to Regulation CF and raised $64,011.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: We are raising additional funds from angel investors.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

None

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds	Issue Date(s)	Exemption from Registration Used or Public Offering
Convertible Note (1)	$210,000.00	5	Developing first product line and general corporate purposes	February 27, 2019	Reg D 506(b)

Convertible Note (2)	$1,340,000.00	23	Commercializing first product line and general corporate purposes	August 21, 2019 – November 23, 2020	Reg D 506(b)
Convertible Note (3)	$1,009,000	13	Marketing the Company's products and general corporate purposes	July 29, 2021 – May 17, 2022	Reg D 506(b)
SAFE (Simple Agreement for Future Equity) (4)	$64,011.00	156	Marketing the Company's products and general corporate purposes	December 29, 2022	Reg CF
Senior Notes (5)	$200,000	2	Marketing the Company's products and general corporate purposes	February 25, 2023 – April 4, 2023	Reg D 506(b)

(1) These Convertible Notes will convert at the lesser of 20% discount to the future Series A offering, or a $2.0 million pre-money valuation capitalization.

(2) These Convertible Notes will convert at the lesser of 20% discount to the future Series A offering, or a $4.5 million pre-money valuation capitalization.

(3) These Convertible Notes will convert at the lesser of 20% discount to the future Series A offering, or a $6.0 million pre-money valuation capitalization.

(4) These SAFE will convert at the lesser of 20% discount to the future Series A offering, or a $6.0 million pre-money valuation capitalization.

(5) These Senior Notes mature 2 years from the issuance date and carry a 12% interest rate. They are not convertible into any other company securities.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

The Company borrowed $200,000 from Brennan Family Investment Trust, a 45% beneficial owner of the Company between February and April 2023. The Company issued notes to the Brennan Family Investment Trust for the loan that mature 2 years from the date of issuance and carry an interest rate of 12%. The notes are not convertible into any other securities of the Company.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Donn Tyler Mayoras
_____
(Signature)

Donn Tyler Mayoras
_____
(Name)

Co-CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

CB FOOD COMPANY, INC
Balance Sheet
As of December 31, 2022

ASSETS		Total
Current Assets		
1010 Chase Checking (9915)		88,013.43
Total Bank Accounts	$	**88,013.43**
1200 Accounts Receivable (A/R)		19,357.26
Total Accounts Receivable	$	**19,357.26**
Other Current Assets		
1320 Inventory - Finished Goods		31,435.62
Total 1300 Inventory	$	**31,435.62**
1335 Prepaid Expenses		27,121.29
Inventory Asset		0.00
Uncategorized Asset		0.00
Total Other Current Assets	$	**58,556.91**
Total Current Assets	$	**165,927.60**
Fixed Assets		
1400 Fixed Assets		76,636.83
Depreciation		-32,844.36
Total 1400 Fixed Assets	$	**43,792.47**
Total Fixed Assets	$	**43,792.47**
TOTAL ASSETS	$	**209,720.07**
LIABILITIES AND EQUITY		
Liabilities		
2100 Accounts Payable (A/P)		106,740.14
Total Accounts Payable	$	**106,740.14**
Other Current Liabilities		
2300 Trade Spend Accrual		134,275.07
2310 Coupon Redemptions		0.00
Total 2300 Trade Spend Accrual	$	**134,275.07**
2302 Freight Accrual		0.00
2303 Deferred Revenue		-41.02
Ecommerce Clearing		205.28
Total Other Current Liabilities	$	**164.26**
Total Current Liabilities	$	**106,904.40**
Long-Term Liabilities		
Convertible Note Payable		2,195,000.00
Total Long-Term Liabilities	$	**2,195,000.00**
Total Liabilities	$	**2,301,904.40**
Equity		
3100 Opening Balance Equity		60.00
Common Stock		84,444.44
Retained Earnings		-1,906,074.66
Net Income		-404,889.18
Total Equity	-$	**2,226,459.40**
TOTAL LIABILITIES AND EQUITY	$	**75,445.00**

CB Food Company, Inc
Profit and Loss
January - December 2022

		Total
Income		
400 Sales		19,202.04
4010 Wholesale Sales		217,606.36
4020 Direct to Consumer		113.32
4060 Discounts & Promotions		-90,503.00
4062 MCB + Scans		-23,403.89
4063 Free-Fills		-331.56
4065 Coupon Redemption Expense		-40,500.00
4066 Displays + Merchandising		-342.04
4068 OI Discount		-4,026.65
4069 Misc. Promotions		107.77
4070 Returns & Refunds		-400.17
Total 4060 Discounts & Promotions	**-$**	**159,399.54**
Total 400 Sales	**$**	**77,522.18**
5000 Cost of Goods Sold		32,007.56
5015 Co-Packing		97,323.77
5020 Freight In		2,445.00
5022 Freight Out		35,656.00
5025 Storage and Warehousing		3,634.25
5030 Packaging		7,463.00
5032 Merchandise COGS		157.41
5040 Inventory Shrinkage & Spoilage		323.76
5050 Slotting Fees		73,434.00
5054 Wholesale Ops Charges		1,470.57
5055 Buy Back Cost		12,744.73
Total 5000 Cost of Goods Sold	**$**	**266,660.05**
Inventory Shrinkage		-2,711.98
Total Cost of Goods Sold	**$**	**263,948.07**
Gross Profit	**-$**	**186,425.89**
Expenses		
6110 Research and Development		31,815.78
6130 Quality Control & Testing		1,637.00
6150 UPC + Barcodes		1,700.00
6160 EDI Costs		1,082.40
Total 6100 Indirect COGS	**$**	**36,235.18**
6200 Direct Sales		
6210 Meals & Entertainment		122.39
6220 Sales Salaries + Consulting Fees		20,170.00
6230 Lead Generation		999.00
6240 Sales Data		9,601.00
6250 Broker Fees		32,552.90
6260 Tradeshows		3,651.63
Total 6200 Direct Sales	**$**	**67,096.92**
6300 Advertising & Marketing		
6310 Collateral & Design		33,124.74

CB Food Company, Inc
Profit and Loss
January - December 2022

6315 Digital Photography		9,100.00
6320 Promotional Materials		6,712.62
6345 Digital Marketing		2,500.00
6350 Website Expense		1,004.25
6360 Social Media Management & Digital Content		38,798.00
6365 Influencer Marketing		7,505.52
6370 Paid Digital Media		9,553.35
6375 SMS Marketing		960.88
6376 Email Marketing		1,421.50
6380 Public Relations		1,500.00
6390 Product Samples		13,956.87
6394 Demos - Digital		45,498.96
6395 Merchandising		37,590.00
6396 Retail PPC Ads		1,500.00
Total 6300 Advertising & Marketing	**$**	**210,726.69**
6400 General & Admin		
6423 Rent Expense		184.50
6431 Business & Financial Consulting		3,000.00
6432 Bookkeeping Consulting		16,000.00
6434 Fundraise Fees		10,196.75
6435 Legal Fees		29,317.46
6439 Operations Salaries & Consulting Fees		92,000.00
Total 6430 Professional Fees	**$**	**150,514.21**
6440 Insurance Expense		21,750.69
6450 Travel Expenses		2,728.82
6470 Shipping Expense		3,693.42
6481 Bank Charges & Fees		612.21
6482 Office Supplies & Software		2,639.07
6483 Filing Fees		966.59
6485 Business Gifts		176.69
6485 Dues & Subscriptions		9,051.90
6486 Charitable Contribution		2,138.28
Total 6480 Other G&A	**$**	**15,584.74**
Total 6400 General & Admin	**$**	**194,456.38**
Total 6000 Operational Expenses	**$**	**508,515.17**
Net Operating Income	**-$**	**694,941.06**
Other Income		
Convertible Note Forgiveness		300,000.00
Total Other Income	**$**	**300,000.00**
Other Expenses		
7100 Other Business Expenses		-1,000.00
Depreciation		10,948.12
Total Other Expenses	**$**	**9,948.12**
Net Other Income	**$**	**290,051.88**
Net Income	**-$**	**404,889.18**

Cool Beans
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-404,889.18
Adjustments to reconcile Net Income to Net Cash provided by operations:		
1200 Accounts Receivable (A/R)		-19,357.26
1320 Inventory:Inventory - Finished Goods		-31,435.62
1335 Prepaid Expenses		-19,376.29
Inventory Asset		0.00
Uncategorized Asset		0.00
Fixed Assets:Depreciation		10,948.12
2100 Accounts Payable (A/P)		-95,202.54
2300 Trade Spend Accrual		114,038.09
2301 SBA Loan Payable		-1,000.00
2302 Freight Accrual		0.00
2303 Deferred Revenue		-41.02
2310 Trade Spend Accrual:Coupon Redemptions		1,337.49
Ecommerce Clearing		150.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	39,939.03
Net cash provided by operating activities	-$	444,828.21
FINANCING ACTIVITIES		
Convertible Note Payable		450,000.00
3100 Opening Balance Equity		0.00
Net cash provided by financing activities	$	450,000.00
Net cash increase for period	$	5,171.79
Cash at beginning of period		82,841.64
Cash at end of period	$	88,013.43

CB FOOD COMPANY, INC.
DBA COOL BEANS

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
CB Food Company, Inc. DBA Cool Beans
Lake Forest, Illinois

We have reviewed the accompanying financial statements of CB Food Company, Inc. DBA Cool Beans (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 5, 2022
Los Angeles, California

CB FOOD COMPANY INC. DBA COOL BEANS
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	72,342	$	580,668
Acccount receivables, net		-		56,155
Prepaids and other current assets		7,745		-
Total current assets		**80,087**		**636,823**
Property and equipment, net		54,741		65,689
Total assets	$	**134,827**	$	**702,512**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	225,947	$	51
Current portion of Convertible Note		1,550,000		1,550,000
Other current liabilities		55		69,654
Total current liabilities		**1,776,003**		**1,619,705**
Convertible Note		195,000		-
Accured Interest on Convertible Notes		180,473		83,100
Total liabilities		**2,151,476**		**1,702,805**
STOCKHOLDERS EQUITY				
Common Stock		82,533		82,533
Additional Paid In Capital		21,502		13,698
Retained earnings/(Accumulated Deficit)		(2,120,684)		(1,096,524)
Total stockholders' equity		**(2,016,649)**		**(1,000,293)**
Total liabilities and stockholders' equity	$	**134,827**	$	**702,512**

See accompanying notes to financial statements.

CB FOOD COMPANY INC. DBA COOL BEANS
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 85,416	$ 327,080
Cost of goods sold	290,500	345,988
Gross profit	(205,084)	(18,908)
Operating expenses		
General and administrative	408,593	297,747
Sales and marketing	313,109	179,428
Total operating expenses	721,703	477,175
Operating income/(loss)	(926,787)	(496,083)
Interest expense	97,373	65,306
Other Loss/(Income)	-	(1,000)
Income/(Loss) before provision for income taxes	(1,024,160)	(560,389)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (1,024,160)**	**$ (560,389)**

See accompanying notes to financial statements.

CB FOOD COMPANY INC. DBA COOL BEANS
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 (UNAUDITED)

(in , $US)	Common Stocks		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2019	8,253,333	$ 82,533	$ 1,911	$ (530,686)	$ (446,242)
Issuance of Stocks					
Share-Based Compensation					-
Net income/(loss)				(554,052)	(554,052)
Balance—December 31, 2020	8,253,333	82,533	1,911	$ (1,084,738)	$ (1,000,294)
Issuance of Stocks	-	-	-		
Share-Based Compensation					-
Capital contribution					-
Net income/(loss)				(1,016,355)	(1,016,355)
Balance—December 31, 2021	**8,253,333**	**$ 82,533**	**$ 1,911**	**$ (2,101,093)**	**$ (2,016,649)**

See accompanying notes to financial statements.

CB FOOD COMPANY INC. DBA COOL BEANS
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,024,160)	$	(560,389)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		10,948		10,948
Share-based compensation		7,805		6,337
Changes in operating assets and liabilities:				
Account receivables, net		56,155		(56,155)
Prepaid expenses		(7,745)		-
Accounts payable		225,896		(4,542)
Accured Interest on Convertible Notes		97,373		65,306
Other current liabilities		(69,599)		69,654
Net cash provided/(used) by operating activities		**(703,327)**		**(468,840)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Convertible Notes		195,000		840,000
Net cash provided/(used) by financing activities		**195,000**		**840,000**
Change in cash		(508,327)		371,160
Cash—beginning of year		580,668		209,509
Cash—end of year	$	**72,342**	$	**580,668**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	97,373	$	65,306
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

CB Food Company Inc. DBA Cool Beans was incorporated on May 21, 2018, in the State of Delaware. The financial statements of CB Food Company Inc. DBA Cool Beans (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lake Forest, Illinois.

CB Food Company Inc. DBA Cool Beans develops, manufactures, and markets frozen plant-based food made from whole food ingredients that are minimally processed. The company aims to be the healthy option for both those on a plant-based diet, and those trying to reduce their meat and dairy intake.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $330,668, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Property and equipment	5 years

Income Taxes

CB Food Company Inc. DBA Cool Beans is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its plant-based food.

Cost of sales

Costs of goods sold include the cost of ingredients packaging, shipping, delivery, research, and development etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $313,109 and $179,428, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability.

These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 5, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	7,745	-
Total Prepaids and Other Current Assets	$ 7,745	$ -

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Trade spend accrual	-	69,654
Ecommerce Clearing	55	-
Total Other Current Liabilities	$ 55	$ 69,654

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Property and equipment	$	76,637	$	76,637
Property and Equipment, at Cost		**76,637**		**76,637**
Accumulated depreciation		(21,896)		(10,948)
Property and Equipment, Net	**$**	**54,741**	**$**	**65,689**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $10,948 and $10,948 respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares of Common Stock with par value of $0.01. As of December 31, 2021, and December 31, 2020, 8,253,333 shares of Common Stock have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 4,307,692 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	2,794,357	$ 0.01	-
Granted	1,078,958		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	3,873,315	$ 0.01	8.48
Exercisable Options at December 31, 2020	3,873,315	$ 0.01	8.48
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	3,873,315	$ 0.01	7.48
Exercisable Options at December 31, 2021	3,873,315	$ 0.01	7.48

Stock option expenses for the years ended December 31, 2021, and December 31, 2020, were $7,805 and $6,337, respectively.

7. DEBT

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes (various lenders)	$ 710,000	6.00%	Fiscal Year 2019	31/12/2021	42,600	103,110	710,000	-	710,000	42,717	60,510	710,000		710,000
2020 Convertible Notes (various lenders)	$ 840,000	6.00%	Fiscal Year 2020	31/12/2021	50,400	72,990	840,000		840,000	22,590	22,590	840,000		840,000
2021 Convertible Notes (various lenders)	$ 195,000	6.00%	Fiscal Year 2021	18m from the issuance	4,373	4,373		195,000	195,000					
Total	$1,745,000				$ 97,373	$ 180,473	$1,550,000	$ 195,000	$ 1,745,000	$ 65,306	$ 83,100	$1,550,000	$ -	$ 1,550,000

The convertible notes are convertible into shares of the same type as the Qualified Financing Stock issued in a Qualified Financing provided that at the Company's election conversion shares shall mean shares of a Shadow Series, or into Common Stock, at a conversion price. If the Company's next financing is a Qualified Financing, the Conversion Price is defined as a product of Discounted Rate and price paid per share for Qualified Financing Stock by the investors in Qualified Financing.

If the Company's next financing is a debt financing, the Conversion Price is defined as a lower of a product of Discounted Rate and price paid per share for Qualified Financing Stock by the investors in Qualified Financing, and quotient resulting from dividing the Valuation Cap by Fully Diluted Capitalization immediately prior to the closing of the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(279,084)	$	(129,060)
Valuation Allowance		279,084		129,060
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(525,809)	$	(246,725)
Valuation Allowance		525,809		246,725
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,929,573, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,929,573. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   RELATED PARTY

There are no related party transactions.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities on a month-to-month basis.

Rent expenses were in the amount of $1,127 and $ 0 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through July 5, 2022, which is the date the financial statements were available to be issued.

During 2022, the company entered into the Convertible note agreements in the aggregate amount of $700,000. The notes bear an interest rate of 8% per annum and has maturity date set to December 31, 2023.

On June 29, 2022, the Second Certificate of Amendment to Certificate of Incorporation was issued. The number of authorized shares are now increased to 14,000,000 shares. Also, the number of shares reserved pursuant to Stock Option plan are increased to 5,307,692.

There have been no events or transactions during this time which would have a material effect on these financial statements.

12.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $926,787, an operating cash flow loss of $ 703,327, and liquid assets in cash of $72,342, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.